Exhibit 2.1

EXECUTION VERSION

MERGER AGREEMENT

BY AND AMONG

COCA-COLA ENTERPRISES, INC.,

SPARK ORANGE LIMITED,

ORANGE U.S. HOLDCO, LLC,

AND

ORANGE MERGECO, LLC

DATED AS OF AUGUST 6, 2015

TABLE OF CONTENTS

		Page

	ARTICLE I

	CERTAIN DEFINITIONS AND OTHER MATTERS

1.1	Certain Definitions	2
1.2	Terms Defined in Other Sections	3
1.3	Interpretation	4
1.4	No Contra proferentem	4

	ARTICLE II

	THE MERGER; CLOSING

2.1	The Merger	5
2.2	The Closing	5
2.3	Effective Time	5
2.4	Effects of the Merger	5
2.5	Exchange Procedures	7
2.6	Transfer of Shares of Lux Finco; Issuance of Shares of US HoldCo to Orange	9

	ARTICLE III

	REPRESENTATIONS AND WARRANTIES OF WHITE

3.1	Authority; Recommendation	9
3.2	Opinion of Financial Advisors	10

	ARTICLE IV

	REPRESENTATIONS AND WARRANTIES OF ORANGE, US HOLDCO AND MERGECO

4.1	Authority	10
4.2	Orange Stock	11

	ARTICLE V

	COVENANTS OF THE PARTIES

5.1	White Stockholders Meeting	11
5.2	No Solicitation; Other Offers	11
5.3	State Anti-Takeover Statutes	14
5.4	Directors and Officers Indemnification and Insurance	14

-i-

EXHIBITS:

Exhibit A	Transaction Master Agreement
Exhibit B	Orange Shareholders Agreement

-ii-

MERGER AGREEMENT

MERGER AGREEMENT, dated as of August 6, 2015 (this “Agreement”), by and among COCA-COLA ENTERPRISES, INC., a Delaware corporation (“White”), SPARK ORANGE LIMITED, a private limited company organized under the laws of England and Wales (“Orange”), ORANGE U.S. HOLDCO, LLC, a Delaware limited liability company (“US HoldCo”), and ORANGE MERGECO, LLC, a Delaware limited liability company (“MergeCo” and, together with Orange and US HoldCo, the “Orange Parties” and, together with White, each a “Party” and collectively, the “Parties”).

RECITALS

WHEREAS, the Parties have entered into that certain Transaction Master Agreement, dated as of the date hereof, by and among White, Olive, European Refreshments, Coca-Cola Gesellschaft mit Beschränkter Haftung, Orange, US HoldCo and MergeCo, in the form attached hereto as Exhibit A (the “Master Agreement”);

WHEREAS, the Closing (as defined herein) will occur during the Completion (as defined in the Master Agreement) at which time the parties will effect the Combination Transactions (as defined in in the Master Agreement);

WHEREAS, MergeCo is a wholly owned subsidiary of US HoldCo and US HoldCo is a wholly owned subsidiary of Orange;

WHEREAS, the respective boards of directors of each of Orange, US HoldCo, White, and MergeCo, have (i) approved the merger of White with and into MergeCo (the “Merger”), with MergeCo surviving the Merger as a wholly owned subsidiary of US HoldCo (MergeCo, as the surviving company in the Merger, is sometimes referred to herein as the “Surviving Company”) pursuant to which each share of common stock, par value $1.00 per share, of White (the “White Common Stock”), other than the Excluded Shares, will be converted automatically into the right to receive the Merger Consideration (as defined herein), subject to the terms and conditions set forth in this Agreement and (ii) approved and declared advisable this Agreement;

WHEREAS, (i) each of the White Board and the Franchise Relationship Committee has unanimously approved this Agreement, has determined that it is in the best interests of White for White to consummate the Merger, with MergeCo surviving the Merger as an indirect wholly owned subsidiary of Orange, and has unanimously approved the Merger and the other transactions contemplated hereby and by the Master Agreement to be performed or consummated by White and (ii) the White Board has unanimously resolved to recommend that White’s stockholders approve the Agreement and submit the Agreement to the stockholders of White for their approval, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Orange’s, MergeCo’s and US HoldCo’s board of directors have each unanimously approved this Agreement, the Merger, and the other transactions contemplated by this Agreement and by the Master Agreement and determined that it is in the best interests of Orange, US HoldCo and MergeCo, respectively, to consummate the Merger and the other transactions contemplated hereby and by the Master Agreement to be performed or consummated by it; and

WHEREAS, each of White, Orange, US HoldCo and MergeCo desires to make certain representations, warranties and agreements in connection with the Merger, and to prescribe certain conditions with respect to the consummation of the Merger.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, each of White, Orange, US HoldCo and MergeCo hereby agrees as follows:

ARTICLE I

CERTAIN DEFINITIONS AND OTHER MATTERS

1.1 Certain Definitions. Unless the context requires otherwise, capitalized words and expressions used but not otherwise defined herein shall have the meanings ascribed to such words and expressions in the Master Agreement and the following words and expressions shall have the following meanings:

“Cancelled Shares” shall mean all shares of White Common Stock (i) owned by Red, Olive Holdco, Olive, Orange or any of their Subsidiaries immediately prior to the Effective Time or (ii) held by White as treasury stock immediately prior to the Effective Time.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“DGCL” shall mean the General Corporation Law of the State of Delaware.

“DLLCA” shall mean the Limited Liability Company Act of the State of Delaware.

“Equity Securities” of any Person shall mean, as applicable (i) any and all of its shares of capital stock, membership interests or other equity interests or share capital, (ii) any warrants, Contracts or other rights or options directly or indirectly to subscribe for or to purchase any capital stock, membership interests or other equity interests or share capital of such Person, (iii) all securities or instruments, directly or indirectly, exchangeable for or convertible or exercisable into, any of the foregoing or with any profit participation features with respect to such Person, or (iv) any share appreciation rights, phantom share rights or other similar rights with respect to such Person or its business.

“Franchise Relationship Committee” shall mean the “Franchise Relationship Committee” of the White Board formed pursuant to Article IV, Section 1 of the by-laws of White.

“Lux Finco” shall mean an entity to be formed in accordance with the Step Plan.

“Required White Vote” shall mean (i) the affirmative vote of the holders of at least a majority of all shares of White Common Stock outstanding on the record date for the White Stockholders Meeting, and (ii) the White Stockholders having approved the provisions of the New Orange Articles, if any, required to be approved by the White Stockholders under Applicable Law.

“Shareholders Agreement” shall mean the “Shareholders Agreement” as defined in the Master Agreement, in the form attached hereto as Exhibit B.

“White Board” shall mean the board of directors of White.

“White Deferred Stock Plan” shall mean the White Deferred Compensation Plan for Nonemployee Directors.

1.2 Terms Defined in Other Sections. The following terms are defined elsewhere in this Agreement in the following Sections:

Term	Section

Acquisition Proposal	5.2(e)
Agreement	Preamble
Book-Entry Shares	2.5(a)
Cash Consideration	2.4(b)
Certificates	2.5(a)
Certificate of Merger	2.3
Change in White Recommendation	5.1(b)
Closing	2.2
Closing Date	2.2
D&O Insurance	5.4(c)
Dissenting Stockholders	2.4(b)
Effective Time	2.3
Exchange Agent	2.5(a)
Exchange Fund	2.5(a)
Excluded Shares	2.4(b)
FRC Approval	3.1(b)
Orange	Preamble
Orange Option	2.4(f)(i)
Orange Parties	Preamble
Orange Stock Price	2.4(f)(i)
Orange Stock Unit	2.4(f)(ii)
Indemnified Persons	5.4(a)
Indemnity Agreements	5.4(a)
Master Agreement	Recitals
Merger	Recitals
Merger Consideration	2.4(b)
MergeCo	Preamble
Party/Parties	Preamble
Stock Consideration	2.4(b)
Superior Proposal	5.2(f)
Surviving Company	Recitals
Takeover Statute	5.3
Termination Fee	7.2(b)
US HoldCo	Preamble
White	Preamble
White Common Stock	Recitals
White Equity Awards	2.4(g)
White Option	2.4(f)(i)
White Recommendation	3.1(b)
White Stock Price	2.4(f)(i)
White Stock Unit	2.4(f)(ii)
White Stockholders Meeting	5.1(a)

1.3 Interpretation. In this Agreement, unless otherwise specified:

(a) references to Schedules, clauses and paragraphs are to the Schedules to and clauses of this Agreement and to paragraphs of the relevant Schedule. The Schedules form part of this Agreement. Headings are for convenience only and shall be given no substantive or interpretative effect whatsoever;

(b) the words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and Article, Section, schedule and paragraph references are to the Articles, Sections, schedules and paragraphs of this Agreement unless otherwise specified;

(c) references to any statute shall be construed as references to the same as has been or may from time to time be, amended, modified or re-enacted and to any subordinate legislation from time to time made under the relevant statute (as so amended, modified or re-enacted);

(d) references to this Agreement or to another document include a reference to this Agreement or such other document as varied, amended, modified, novated or supplemented from time to time;

(e) references to any gender shall include all other genders and references to the singular include the plural and vice versa;

(f) references to the words “include” and “including” are illustrative, do not limit the sense of the words preceding them and shall be deemed to include the expression “without limitation”;

(g) the ejusdem generis principle of interpretation shall not apply;

(h) references to “writing” or “written” include any non-transient means of representing or copying words legibly, and shall include facsimiles and electronic mail;

(i) EUR or € is a reference to the lawful currency from time to time of the member states of the European Union that have adopted a common currency in accordance with Applicable Law. USD or $ is a reference to the lawful currency from time to time of the United States of America;

(j) references to a document “in the agreed terms” means in the form agreed between the Parties and initialed or signed by or on behalf of each of them for the purposes of identification;

(k) references to times of the day are to New York times; and

(l) references to Olive, for purposes of the definition of Change in White Recommendation, the receipt of the warranties in Article III, Section 7.2(d) and Section 8.12, shall be deemed to include Olive Holdco following the formation of Olive Holdco and its adherence to the Master Agreement pursuant to Section 18.3 of the Master Agreement.

1.4 No Contra proferentem. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any provisions of this Agreement.

ARTICLE II

THE MERGER; CLOSING

2.1 The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth herein, and in accordance with the DGCL and the DLLCA, White shall be merged with and into MergeCo at the Effective Time of the Merger, with MergeCo continuing as the Surviving Company and an indirect wholly owned subsidiary of Orange, and the separate existence of White shall thereupon cease. As the Surviving Company in the Merger, MergeCo shall succeed to and assume all the rights and obligations of MergeCo and White in accordance with Section 264 of the DGCL and Section 18-209 of the DLLCA.

2.2 The Closing. Subject to, and in accordance with, the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place at the office of Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, N.Y. at 9:30 A.M., New York time, on the date on which the Completion occurs under the Master Agreement, or at such other date, time and place as the Parties may agree (the date on which the Closing occurs, the “Closing Date”).

2.3 Effective Time. On the Closing Date, MergeCo shall file a certificate of merger evidencing the Merger (the “Certificate of Merger”), executed in accordance with the relevant provisions of the DGCL and the DLLCA, with the Secretary of State of the State of Delaware. When used in this Agreement, the term “Effective Time” shall mean the date and time at which the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or such later date and time as mutually agreed in writing by White and Orange and set forth in the Certificate of Merger. The filing of the Certificate of Merger shall be made no later than the Closing Date.

2.4 Effects of the Merger.

(a) Conversion of MergeCo Common Stock. The limited liability company interests in MergeCo shall be converted into equivalent limited liability company interests in the Surviving Company.

(b) Effect of Merger on White Common Stock. At the Effective Time, each outstanding share of White Common Stock, other than any (i) Cancelled Shares and (ii) shares of White Common Stock that are owned by stockholders who have made and not withdrawn, or otherwise lost their rights to, a demand for appraisal rights pursuant to Section 262 of the DGCL (“Dissenting Stockholders,” and such shares of White Common Stock (the “Dissenting Shares”), together with the Cancelled Shares, the “Excluded Shares”), shall be converted into the right to receive (A) one (1) validly issued, fully paid, non-assessable share of Orange Stock (such number of shares, the “Stock Consideration”), and (B) $14.50 in cash, without interest (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”). Upon such conversion, each such share of White Common Stock shall be cancelled, and each holder of shares of White Common Stock, other than holders of Excluded Shares, immediately prior to the Effective Time shall thereafter cease to have any rights with respect to such White Common Stock except the right to receive the Merger Consideration and cash in lieu of any fractional shares payable pursuant to this Section 2.4(b). Notwithstanding anything in this Agreement to the contrary, all fractional shares that a holder of shares of White Common Stock would otherwise be entitled to receive as a result of the Merger shall be aggregated and if a fractional share of Orange Stock results from such aggregation, such holder shall be entitled to receive, in lieu thereof, an amount in cash without interest determined by multiplying the closing price of one (1) share of Orange Stock on the NYSE on the trading day immediately following the day on which the Effective Time occurs by the fraction of one (1) share of Orange Stock to which such holder would otherwise have been entitled.

(c) Cancellation of Excluded Shares. Each Excluded Share shall, by virtue of the Merger and without any action on the part of the holder of the Excluded Share, cease to be outstanding, be cancelled and retired and shall cease to exist as of the Effective Time, no Merger Consideration or any other consideration shall be delivered in exchange therefor or in respect thereof, and holders of Excluded Shares immediately prior to the Effective Time shall thereafter cease to have any rights respect to such Excluded Shares, except, in the case of Dissenting Stockholders, for any rights of such Dissenting Stockholders set forth in Section 2.5(h) hereof. For the avoidance of doubt, Excluded Shares that are Cancelled Shares shall not be entitled to the Merger Consideration or any other consideration.

(d) Certificate of Formation of the Surviving Company. The certificate of formation of MergeCo immediately prior to the Effective Time shall be the certificate of formation of the Surviving Company, until it may thereafter be amended in accordance with Applicable Law and the Shareholders Agreement.

(e) Limited Liability Company Operating Agreement of the Surviving Company. The limited liability company operating agreement of MergeCo immediately prior to the Effective Time shall be the limited liability company operating agreement of the Surviving Company, until it may thereafter be amended in accordance with Applicable Law and the Shareholders Agreement.

(f) Effect on White Equity Awards.

(i) Each option to purchase White Common Stock granted under a White shareholder-approved equity compensation plan (a “White Option”) that is outstanding immediately prior to the Effective Time shall be assumed by Orange and converted as of the Effective Time into an option to purchase Orange Stock (an “Orange Option”). The per share exercise price of each such Orange Option shall be equal to the product (which shall be rounded up to the nearest whole cent) of (A) the exercise price of such White Option immediately before the Effective Time and (B) a fraction, the numerator of which shall be the Orange Stock Price and the denominator of which shall be the White Stock Price. The number of shares of Orange Stock subject to each Orange Option shall be equal to the product of (A) the number of shares subject to the White Option as of the Effective Time (which shall be rounded down to the nearest whole share) and (B) a fraction, the numerator of which shall be the White Stock Price and the denominator of which shall be the Orange Stock Price. All such assumed Orange Options shall be subject to terms, vesting conditions, and other conditions that are substantially the same as were applicable to the White Options immediately prior to the Effective Time. The “Orange Stock Price” shall mean the volume weighted average price of a share of Orange Stock on the NYSE on the first full trading day occurring after the Completion. The “White Stock Price” shall mean the volume weighted average price of White Common Stock on the NYSE on the last full trading day occurring before the Completion.

(ii) Each White restricted or performance stock unit granted under a White shareholder-approved equity compensation plan (including each deferred stock unit under the White Deferred Stock Plan) (a “White Stock Unit”) that is outstanding immediately prior to the Effective Time shall be replaced upon the Effective Time with one restricted or performance stock unit (or deemed investment) with respect to Orange Stock (a “Orange Stock Unit”), and a credit of $14.50 for each such unit shall be credited to the account of the holders of the respective units. All such Orange Stock Units including the applicable cash credit shall be subject to terms, vesting conditions, and other conditions that are the same as were applicable to the White Stock Units immediately prior to the Effective Time, including, with respect to the underlying Orange Stock, an entitlement to the same value of cash dividend equivalents, whether accrued prior to or after the Effective Time.

(iii) White shall provide Orange with appropriate information necessary to administer the awards referred to in this Section 2.4(f), including information required for vesting and forfeiture of awards, Tax withholding, remittance, and reporting, compliance with trading windows, and compliance with the requirements of the Exchange Act and other Applicable Law. The parties mutually agree that (A) White will use commercially reasonable efforts to maintain effective registration statements with the SEC with respect to the awards described in this Section 2.4(f), to the extent any such registration statement is required by Applicable Law prior to Closing and (B) Orange will use commercially reasonable efforts to maintain effective registration statements with the SEC with respect to the awards described in this Section 2.4(f), to the extent such registration statement is required by Applicable Law, after the Closing. Notwithstanding the foregoing, if the conversion of a White Option in accordance with the preceding provisions of this Section 2.4(f) would cause the related Orange Option to be treated as the grant of a new stock right for purposes of Section 409A of the Code, such White Option shall not be converted in accordance with the preceding provisions but shall instead be converted in a manner that would not cause the related Orange Option to be treated as the grant of a new stock right for purposes of Section 409A of the Code. Notwithstanding anything to the contrary in this Section 2.4(g), to the extent any of the provisions hereof do not conform with Applicable Law, such provisions shall be modified to the extent necessary to conform with such Applicable Law, in such manner as is equitable and to preserve the intent hereof, as determined by the parties in good faith.

(g) Prior to the Effective Time, White shall adopt such resolutions as are necessary to effect the treatment of the White Options and White Stock Units (collectively, the “White Equity Awards”) as contemplated by this Section 2.4.

2.5 Exchange Procedures.

(a) Exchange Agent. Substantially concurrently with the Effective Time, Orange shall deposit or cause to be deposited (as applicable), with a bank or trust company mutually acceptable to Orange and White (the “Exchange Agent”), pursuant to an agreement in form and substance reasonably acceptable to Orange and White, (i) Orange Stock sufficient to pay the Stock Consideration and (ii) cash in an amount sufficient to pay the Cash Consideration in exchange for all of the shares of White Common Stock (other than the Excluded Shares) outstanding immediately prior to the Effective Time (the “Exchange Fund”), payable upon due surrender of the certificates that immediately prior to the Effective Time represented shares of White Common Stock (“Certificates”) (or effective affidavits of loss in lieu thereof) or non-certificated shares of White Common Stock represented by book-entry (“Book-Entry Shares”) pursuant to this Article II. Following the Effective Time, Orange shall make available to the Exchange Agent, as needed, (A) cash in amounts that are sufficient to pay cash in lieu of fractional shares pursuant to Section 2.4(b), (B) additional shares of Orange Stock as are necessary to pay the Stock Consideration, and (C) additional cash as may be necessary to pay the Cash Consideration.

(b) Exchange Procedures.

(i) As soon as reasonably practicable after the Effective Time, and in any event not later than the fifth (5th) Business Day following the Effective Time, Orange shall cause the Exchange Agent to mail to each holder of record of shares of White Common Stock whose shares of White Common Stock were converted into the applicable Merger Consideration pursuant to Section 2.4(b), (x) a letter of transmittal (which shall specify that delivery of Certificates and/or Book-Entry Shares shall be effected, and risk of loss and title thereto shall pass, only upon delivery of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares to the Exchange Agent and which shall be in such form and have such other provisions as agreed to by White and Orange) and (y) instructions for use in effecting the surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for the Merger Consideration.

(ii) Subject to Section 2.4(c), upon surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares to the Exchange Agent together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required thereby or by the Exchange Agent, the Exchange Agent shall deliver to the holder of such Certificates or Book-Entry Shares in exchange for such Certificates or Book-Entry Shares, as applicable, the applicable Merger Consideration in respect of the shares of White Common Stock held prior to the Effective Time represented by such holder’s Certificates or Book-Entry Shares. No interest will be paid or accrued on any amount payable upon due surrender of Certificates or Book-Entry Shares. In the event of a transfer of ownership of a Certificate that is not registered in the transfer records of White, the applicable Merger Consideration may be paid to the transferee thereof if the Certificate formerly representing such shares of White Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 2.5, each Certificate and Book-Entry Share shall, subject to the provisions of Section 2.4, be deemed at any time after the Effective Time to represent only the right to receive upon surrender the applicable Merger Consideration (without interest) as contemplated by this Article II.

(iii) The Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable under this Agreement to any former holder of shares of White Common Stock such amounts as are required to be withheld or deducted under the Code, or any provision of United States state or local Applicable Law related to Tax with respect to the making of such payment. Amounts so withheld or deducted and paid over to the applicable Governmental Authority will be treated for all purposes of this Agreement as having been paid to the holder of the shares of White Common Stock in respect of which such deduction and withholding were made.

(iv) No dividends or other distributions with respect to Orange Stock constituting part of the Merger Consideration shall be paid to any holder of Certificates not surrendered or Book-Entry Shares not transferred until such Certificates or Book-Entry Shares are delivered to the Exchange Agent in accordance with Section 2.5(b)(ii). Following such delivery there shall be paid, without interest, to the Person in whose name shares of Orange Stock are registered, the amount of all dividends and distributions with a record date after the Effective Time previously paid with respect to such securities.

(c) Closing of Share Transfer Books. At the Effective Time, the stock transfer books of White will be closed, and there will be no further registration of transfers on the share transfer books of the Surviving Company of the shares of White Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Company or Orange for transfer, they will be cancelled and exchanged for the applicable Merger Consideration in accordance with the applicable provisions of this Article II.

(d) No Further Ownership Rights in White Common Stock. The Merger Consideration paid upon the surrender of Certificates or transfer of Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of White Common Stock formerly represented by such Certificates or Book-Entry Shares.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of shares of White Common Stock on the first (1st) anniversary of the Effective Time will be delivered to Orange upon demand and as directed, and any former holder of shares of White Common Stock who has not surrendered or transferred its Certificates in accordance with the applicable provisions of this Article II shall thereafter look only to Orange for payment of any claim for the Merger Consideration upon due surrender or transfer of such Certificates or Book-Entry Shares.

(f) No Liability. Notwithstanding anything herein to the contrary, none of White, Orange, US Holdco, MergeCo, the Surviving Company, the Exchange Agent or any other Person will be liable to any former holder of shares of White Common Stock for any amount properly delivered to a Governmental Authority pursuant to any applicable abandoned property, escheat or similar law.

(g) Lost Certificates. Upon the making of an affidavit that any Certificate has been lost, stolen or destroyed by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration represented by such lost, stolen or destroyed Certificate.

(h) Appraisal Rights. Notwithstanding Section 2.4(b) hereof, no Person who has made and not withdrawn, or otherwise lost their rights to, a demand for appraisal rights pursuant to Section 262 of the DGCL shall be entitled to receive any portion of the Merger Consideration with respect to the shares of White Common Stock owned by such Person unless and until such Person shall have effectively withdrawn or lost such Person’s right to appraisal under the DGCL. Each Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL, net of any amount required to be withheld or deducted under any Applicable Law related to Tax, with respect to the shares of White Common Stock owned by such Dissenting Stockholder as to which such Dissenting Stockholder has perfected such appraisal rights. White shall give Orange prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to Applicable Law that are received by White relating to stockholders’ rights of appraisal. Prior to the Effective Time, White shall not, except with the prior written consent of Orange, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

2.6 Transfer of Shares of Lux Finco; Issuance of Shares of US HoldCo to Orange. At the Effective Time, US HoldCo shall (i) transfer all outstanding shares of Lux Finco to Orange and (ii) issue additional shares of US HoldCo to Orange, in consideration for the payment by Orange of the Merger Consideration to the Exchange Agent.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF WHITE

White hereby represents and warrants to each Orange Party, Red and Olive as of the date hereof and as of the Effective Time (except to the extent any such representation or warranty is made as of an earlier date, in which case, as of such earlier date), as follows:

3.1 Authority; Recommendation.

(a) White has all requisite corporate power and corporate authority to execute and deliver this Agreement and to perform its obligations hereunder and, subject only to the Required White Vote, to consummate the Merger. The execution, delivery and performance by White of this Agreement and the consummation of the Merger have been duly authorized by all necessary corporate action, subject to (in the case of consummation of the Merger) obtaining the Required White Vote. This Agreement has been duly executed and delivered by White and constitutes, assuming the due authorization, execution and delivery by each of the other parties hereto, the legal, valid and binding obligation of White, enforceable against White in accordance with its respective terms, except to the extent that such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other Applicable Law, now or hereafter in effect, relating to or affecting creditors’ rights generally and to general equity principles.

(b) Each of the White Board and the Franchise Relationship Committee has unanimously approved this Agreement, determined that this Agreement, the Master Agreement, the Merger and the transactions contemplated hereby and by the Master Agreement are fair to and in the best interests of White and its stockholders and approved and declared advisable this Agreement, the Master Agreement and the Merger and the other transactions contemplated hereby and by the Master Agreement to be performed or consummated by White. The approval of the Franchise Relationship Committee is referred to herein as the “FRC Approval.” As of the date hereof, the White Board (i) has unanimously resolved to recommend adoption of this Agreement to the holders of shares of White Common Stock (the “White Recommendation”), and (ii) unanimously directed that this Agreement be submitted to the holders of shares of White Common Stock for their adoption.

3.2 Opinion of Financial Advisors. White Board has received the opinion of Lazard Frères & Co. LLC, and the Franchise Relationship Committee has received the opinion of Credit Suisse Securities (USA) LLC, in each case, to the effect that, as of the date of such opinion and based on, and subject to the matters stated therein, the Merger Consideration to be received by holders of White Common Stock pursuant to this Agreement is fair, from a financial point of view, to such holders and a copy of each such opinion will be provided to Orange solely for informational purposes after receipt thereof by White.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

ORANGE, US HOLDCO AND MERGECO

Each of Orange, US HoldCo and MergeCo hereby represents and warrants to White as of the date hereof and as of the Effective Time (except to the extent any such representation or warranty is made as of an earlier date, in which case, as of such earlier date), as follows:

4.1 Authority. As of the date hereof, Orange is a private limited company organized under the laws of England and Wales and U.S. Holdco is a limited liability company organized under the laws of the State of Delaware. Orange is duly organized, validly existing and in good standing under the laws of England and Wales, US HoldCo is duly formed, validly existing and in good standing under the laws of the State of Delaware, and MergeCo is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. Each of Orange, US HoldCo and MergeCo has all requisite corporate, limited liability company or other power and corporate or limited liability company authority, as applicable, to enter into this Agreement, to perform its obligations hereunder and (if applicable) to consummate the Merger. The execution, delivery and performance by each of Orange, US HoldCo and MergeCo of this Agreement, and the consummation of the Merger, have been duly authorized by all necessary action, corporate or otherwise, on the part of Orange, US HoldCo and MergeCo. This Agreement has been duly executed and delivered by Orange, US HoldCo and MergeCo and constitutes, assuming the due authorization, execution and delivery by each of the other parties hereto, the legal, valid and binding obligation of each of Orange, US HoldCo and MergeCo enforceable against each of Orange, US HoldCo and MergeCo in accordance with its terms, except that such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other Applicable Law, now or hereafter in effect, relating to or affecting creditors’ rights generally and to general equity principles.

4.2 Orange Stock. Prior to the Effective Time, Orange will have, and will have procured, to the extent applicable, that its Affiliates will have, taken all necessary action to permit the issuance of the Orange Stock required to be issued pursuant to Article II. The Orange Ordinary Shares in respect of the aggregate Stock Consideration to be paid pursuant to this Agreement or otherwise, will be validly issued, fully paid and nonassessable, and no such issued Orange Ordinary Shares will have been issued in violation of any preemptive right of subscription or purchase in respect thereof. Orange Stock, when issued to holders of White Common Stock in connection with the Merger, will be registered under the Securities Act and Exchange Act and registered or exempt from registration under any applicable state securities or “blue sky” laws.

ARTICLE V

COVENANTS OF THE PARTIES

5.1 White Stockholders Meeting.

(a) White shall take all action necessary to call, give notice of, convene and hold a meeting of its stockholders as promptly as reasonably practicable for the purpose of obtaining the Required White Vote (the “White Stockholders Meeting”), and in any event within 45 days following the date upon which the Form F-4 becomes effective. White shall (i) use customary reasonable best efforts to solicit votes in favor of obtaining the Required White Vote at the White Stockholders Meeting in accordance with applicable legal requirements unless the White Board has then made a Change in White Recommendation permitted to be made under the terms of this Agreement; (ii) subject to Section 5.2, cause the White Recommendation (and the FRC Approval) to be included in the Proxy Statement; (iii) subject to Section 5.2, not withdraw, modify or qualify the White Recommendation (or the FRC Approval) in any manner adverse to Orange, (iv) subject to Section 5.2, not recommend an Acquisition Proposal, and (v) otherwise comply with all legal requirements applicable to such meeting.

(b) For purposes of this Agreement, a “Change in White Recommendation” shall mean any of: (i) the withdrawal, modification or qualification of the White Recommendation in any manner adverse to Red and Olive, (ii) the recommendation of an Acquisition Proposal, (iii) the failure to cause the White Recommendation (and the FRC Approval) to be included in the Proxy Statement, (iv) the failure to publicly reject any Acquisition Proposal and expressly reaffirm the White Recommendation within ten (10) Business Days following the date on which such Acquisition Proposal became publicly known, (v) any publicly disclosed intention of the White Board or recommendation to the White Board (or any other Person) by the Franchise Relationship Committee of any of the foregoing or (vi) the withdrawal of the FRC Approval.

(c) All filings and other actions required to be taken by White and Orange under this Section 5.1 to achieve the clearance and effectiveness of the Proxy Statement and the Form F-4 shall be made in compliance with clause 6.1 of the Master Agreement.

5.2 No Solicitation; Other Offers.

(a) Except as expressly permitted under Section 5.2(b), neither White nor any of its Subsidiaries shall, nor shall the Representatives of White or any of its Subsidiaries, directly or indirectly, (i) solicit, initiate, knowingly encourage or otherwise facilitate the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to White or any of its Subsidiaries or afford access to the business, properties or records of White or any of its Subsidiaries to, otherwise cooperate in any way with, or assist, participate in, facilitate or encourage any effort by any Person that is seeking to make, or has made, an Acquisition Proposal, (iii) modify in a manner that makes less restrictive, grant any waiver or release under, or fail to enforce, any standstill or similar agreement with respect to any class of Equity Securities of White or any of its Subsidiaries, (iv) approve any transaction under, or any Person becoming an “interested stockholder” under, Section 203 of the DGCL or (v) enter into, approve or recommend any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar Contract or instrument relating to an Acquisition Proposal. It is agreed that any violation of the restrictions on White set forth in this Section 5.2(a) by any of its Subsidiaries or any Representative of White or any of its Subsidiaries shall constitute a breach hereof by White.

(b) Notwithstanding Section 5.1(a) and Section 5.2(a), at any time prior to obtaining the Required White Vote:

(i) White, directly or indirectly through advisors, agents or other intermediaries, may (A) engage or participate in negotiations or discussions with any Person and its Representatives that, subject to White’s compliance with Section 5.2(a) has made after the date of this Agreement an unsolicited bona fide written Acquisition Proposal that the White Board believes in good faith, after consultation with its outside legal and financial advisors, constitutes or is reasonably likely to lead to a Superior Proposal by the Person making such Acquisition Proposal; and (B) furnish to such Person or its Representatives nonpublic information relating to White or any of its Subsidiaries pursuant to a customary confidentiality agreement (a copy of which shall be provided for informational purposes only to Orange) with such Person with terms no less restrictive than those contained in the confidentiality agreement dated October 7, 2014, between The Coca-Cola Company, Coca-Cola Enterprises, Inc. and Coca-Cola Iberian Partners S.A. relating to the transactions contemplated hereby; provided that all such information (to the extent that such information has not been previously provided or made available to Orange) is provided or made available to Orange, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Person; and

(ii) subject to compliance with Section 5.2(c) and Section 5.2(d), if applicable, the White Board may make a Change in White Recommendation;

in each case referred to in the foregoing clauses (i) and (ii) only if the White Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law.

In addition, nothing contained herein shall prevent the White Board from (i) complying with Rule 14e-2(a) under the Exchange Act with regard to an Acquisition Proposal that is in the form of a tender offer or exchange offer, so long as any position taken or statement made to so comply is consistent with this Section 5.2; provided that any such position taken or statement made that addresses or relates to the approval, recommendation or declaration of advisability by the White Board with respect to this Agreement or an Acquisition Proposal shall be deemed to be a Change in White Recommendation unless the White Board expressly reaffirms the White Recommendation in such statement or in connection with such action, or (ii) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act in response to a tender offer or exchange offer; provided that the White Board expressly reaffirms the White Recommendation in such disclosure or communication.

(c) None of White, the White Board, the Franchise Relationship Committee nor any of their Representatives shall take any of the actions referred to in Section 5.2(b) unless White shall have delivered to Orange a written notice at least 24 hours prior to taking such action advising Orange that it intends to take such action. In addition, White shall notify Orange promptly (but in no event later than 24 hours) after receipt by White (or any of its Representatives) of any Acquisition Proposal, any indication by a Person that it is considering making an Acquisition Proposal or any request for information relating to White or any of its Subsidiaries or for access to the business, properties, assets or records of White or any of its Subsidiaries by any Person that has indicated that it may be considering making, or has made, an Acquisition Proposal. White shall provide such notice orally and in writing and shall identify the Person making, and the material terms and conditions of, any such Acquisition Proposal, indication or request. White shall keep Orange informed, on a reasonably current basis, of the status and details of any such Acquisition Proposal, indication or request (whether communicated orally or in writing), and shall promptly (but in no event later than twenty-four (24) hours after receipt) provide to Orange copies of all correspondence and written materials sent or provided to White or any of its Subsidiaries or Representatives that describes any terms or conditions of any Acquisition Proposal. Any material amendment to the material financial terms of any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of White’s compliance with this Section 5.2(c).

(d) Neither the White Board nor the Franchise Relationship Committee shall make a Change in White Recommendation in response to an Acquisition Proposal, unless (i) White has received an Acquisition Proposal after the date hereof and prior to the White Stockholders Meeting that constitutes a Superior Proposal, (ii) White promptly notifies Orange, in writing at least five (5) Business Days before taking that action, of its intention to do so, attaching (A) the most current version of the proposed agreement under which the Superior Proposal is proposed to be consummated and (B) the identity of the Person making the Acquisition Proposal, and (iii) Orange does not make, within five (5) Business Days after its receipt of that written notification, an offer that is at least as favorable to the stockholders of White as determined by the White Board as such Superior Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Superior Proposal shall require a new written notification from White and a new five (5) Business Day period under clause (ii) of this Section 5.2(d).

(e) For purposes of this Agreement, “Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement or any proposal or offer made by Orange or any of its Affiliates, any offer, proposal or inquiry relating to any transaction to effect, or any indication of interest by any third Person in, (i) any amalgamation, merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution, spin-off, split off or similar transaction involving White or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of White, (ii) any purchase or sale of 25% or more of the consolidated assets (including stock of White’s Subsidiaries) of White and its Subsidiaries, taken as a whole or (iii) any purchase or sale of, or tender or exchange offer (including a self-tender offer) for, voting securities of White or any of its Subsidiaries that, if consummated, would result in any Person (or the stockholders of such Person) beneficially owning securities representing 25% or more of White’s total voting power (or of the surviving entity in such transaction) or the voting power of any of its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of White.

(f) For purposes of this Agreement, “Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal (that did not result from a breach of this Agreement any other Transaction Document) for at least a majority of the total number of outstanding shares of White Common Stock or all or substantially all of the consolidated assets of White and its Subsidiaries on terms that the White Board determines in good faith by a majority vote, after consultation with a financial advisor of nationally recognized reputation and outside legal counsel and taking into account all the terms and conditions of the Acquisition Proposal, including the expected timing, any break-up fees, expense reimbursement provisions, conditions to consummation (including any conditions relating to financing, stockholder approvals, regulatory approvals or other events or conditions beyond the control of the party invoking the condition) and availability of any necessary financing, is (x) superior from a financial point of view to, and provides greater value to, White’s stockholders than the Merger and the Contemplated Transactions and (y) reasonably likely to be consummated in accordance with its terms and on the contemplated timeframe, in each case, taking into account any offer by Orange to amend the terms of this Agreement or any other Transaction Document pursuant to Section 5.2(d).

(g) White shall, and shall cause its Subsidiaries and its and their Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Person and its Representatives and its financing sources conducted prior to the date hereof with respect to any Acquisition Proposal.

(h) Any determination made or action taken by the White Board pursuant to Section 5.2(b) and Section 5.2(d) shall be made or taken only after the Franchise Relationship Committee has approved such determination or action.

5.3 State Anti-Takeover Statutes. Without limiting anything contained in this Agreement, each of White and Orange shall (i) take all action within its power to ensure that no “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (including Section 203 of the DGCL) or any similar anti-takeover provision in White’s certificate of incorporation or by-laws (each, a “Takeover Statute”) is or becomes applicable to this Agreement, the Merger or any of the Combination Transactions, and (ii) if any Takeover Statute becomes applicable to this Agreement, the Merger or any of the Combination Transactions, take all action within its power to ensure that the Merger and the Combination Transactions may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement and the other Transaction Documents and otherwise to minimize the effect of such statute or regulation on the Merger and the Combination Transactions.

5.4 Directors and Officers Indemnification and Insurance.

(a) From and after the Closing, the Surviving Company shall, and Orange shall cause the Surviving Company to, honor and fulfill in all material respects the obligations of White under any and all indemnification agreements between White and any of its current or former directors and officers and any Person who becomes a director or officer of White or any of its Subsidiaries prior to the Effective Time (such agreements, the “Indemnity Agreements” and such Persons, “Indemnified Persons”). In addition, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Company shall (and Orange shall cause the Surviving Company to) cause the limited liability company operating agreement (and other similar organizational documents) of the Surviving Company to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the charters and bylaws (or other similar organizational documents) of White as of the date hereof, and during such six-year period such provisions shall not be repealed, amended or otherwise modified in any manner adverse to any Indemnified Person except as required by Applicable Law.

(b) Without limiting the generality of the provisions of Section 5.4(a), during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Company shall (and Orange shall cause the Surviving Company to) indemnify each Indemnified Person from and against any losses in connection with any Proceeding to the fullest extent that White would have been permitted to do so under Applicable Law, to the extent such Proceeding arises directly or indirectly out of or pertains directly or indirectly to (i) any action or omission or alleged action or omission in such Indemnified Person’s capacity as a director, officer, employee or agent of White or any of its Subsidiaries or other Affiliates for such action or omission, or alleged action or omission, that occurred prior to or at the Effective Time; provided, however, that if, at any time prior to the sixth (6th) anniversary of the Effective Time, any Indemnified Person delivers to White in good faith a written notice asserting a claim for indemnification under this Section 5.4(b), then such claim asserted in such notice shall survive the sixth (6th) anniversary of the Effective Time until such time as such claim is fully and finally resolved. In the event of any such claim, proceeding, investigation or inquiry, (i) Orange or the Surviving Company shall have the right to control the defense thereof after the Effective Time, and (ii) each Indemnified Person shall be entitled at his or her sole cost and expense to retain his or her own counsel, whether or not Orange or the Surviving Company shall elect to control the defense of any such claim, proceeding, investigation or inquiry. Notwithstanding anything to the contrary set forth in this Section 5.4(b) or elsewhere in this Agreement, none of Orange, the Surviving Company nor any of their respective Subsidiaries shall settle or otherwise compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, proceeding, investigation or inquiry for which indemnification may be sought by an Indemnified Person under this Agreement unless such settlement, compromise, consent or termination includes a full release of all Indemnified Persons from all liability arising out of such claim, proceeding, investigation or inquiry.

(c) Orange shall, or shall cause the Surviving Company as of the Effective Time to, obtain and fully pay the premium (in each case, at Orange’s expense) for the extension of (i) the directors’ and officers’ liability coverage of White’s or any of its Subsidiaries’ existing directors’ and officers’ insurance policies and (ii) White’s or any of its Subsidiaries’ existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim involving any Indemnified Person in respect of acts or omissions occurring prior to the Effective Time and with a carrier and upon terms that are reasonably acceptable to White and that are, with respect to coverage and amount, no less favorable than those of White’s or any of its Subsidiaries’ existing D&O Insurance; provided that the aggregate cost of such policy shall not exceed 300% of White’s annual premium for D&O Insurance for the year December 31, 2014.

(d) If the Surviving Company (or Orange) or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Orange or the Surviving Company shall assume all of the obligations of the Surviving Company (or Orange) set forth in this Section 5.4.

(e) The obligations set forth in this Section 5.4 shall not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other Person who is a beneficiary under the D&O Insurance or the “tail” policy referred to in Section 5.4(c) (and their heirs and representatives)) without the prior written consent of such affected Indemnified Person or other Person who is a beneficiary under the D&O Insurance or the “tail” policy referred to in Section 5.4(c) (and their heirs and representatives). Each of the Indemnified Persons or other Persons who are beneficiaries under the D&O Insurance or the “tail” policy referred to in Section 5.4(c) (and their heirs and representatives) are intended to be third party beneficiaries of this Section 5.4, with full rights of enforcement as if a party thereto. The rights of the Indemnified Persons (and other Persons who are beneficiaries under the D&O Insurance or the “tail” policy referred to in Section 5.4(c) (and their heirs and representatives)) under this Section 5.4 shall be in addition to, and not in substitution for, any other rights that such Persons may have under the charters, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by White or any of its Subsidiaries, or Applicable Law (whether at law or in equity).

(f) The obligations and liability of the Surviving Company, Orange and their respective Subsidiaries under this Section 5.4 shall be joint and several. Nothing in this Section 5.4 is intended to entitle any party to recover any amounts in connection with this Section 5.4 (i) to the extent that such party or any of its Affiliates has already recovered such amount pursuant to this Agreement or (ii) to the extent that White would have been prohibited from paying such amounts under the DGCL.

(g) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to White or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.4 is not prior to or in substitution for any such claims under such policies.

ARTICLE VI

CONDITIONS TO THE OBLIGATIONS OF THE PARTIES

6.1 Mutual Conditions. The respective obligations of White, Orange, US HoldCo and MergeCo to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Applicable Law, waiver, in each case in accordance with the Master Agreement, of the conditions set forth in clause 3.1 of the Master Agreement.

6.2 Conditions to the Obligations of White. The obligations of White to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Applicable Law, waiver, in each case in accordance with the Master Agreement, of the conditions set forth in clause 3.4 of the Master Agreement.

6.3 Conditions to the Obligations of Orange, US HoldCo and MergeCo. The obligations of Orange and MergeCo to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Applicable Law, waiver, in each case in accordance with the Master Agreement, of the conditions set forth in clause 3 of the Master Agreement.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. This Agreement shall be terminated and the Merger shall be abandoned at any time prior to the Effective Time, whether before or after receipt of the Required White Vote:

(a) automatically upon the valid termination of the Master Agreement pursuant to clause 13 of the Master Agreement;

(b) by White, if Orange, US HoldCo or MergeCo shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement or the Master Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.2 of this Agreement and (ii) is incapable of being cured (or is not cured) by Orange, US HoldCo or MergeCo by 5 p.m. New York time on the Long Stop Date; provided that the failure of any such condition to be capable of satisfaction is not the result of a material breach of this Agreement by White;

(c) by Orange, if White shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement or any other Transaction Documents, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.3 of this Agreement, and (ii) is incapable of being cured (or is not cured) by White by 5 p.m. New York time on the Long Stop Date; provided that the failure of any such condition to be capable of satisfaction is not the result of a material breach of this Agreement by Orange, US Holdco or MergeCo;

(d) by Orange or White, if any court of competent jurisdiction or any Governmental Authority shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable;

(e) by Orange, if there occurs (i) a Change in White Recommendation (including by amending or supplementing the Proxy Statement to effect a Change in White Recommendation), or (ii) a material breach by White of its obligations under Section 5.1(a)(i), (ii), (iii) or (iv) or Section 5.2; or

(f) by either Orange or White, if the Required White Vote shall not have been obtained upon a vote taken thereon at the duly convened White Stockholders Meeting or any adjournment or postponement thereof at which the applicable vote was taken.

7.2 Procedure and Effect of Termination. In the event of the termination of this Agreement and the abandonment of the Merger pursuant to Section 7.1 hereof, written notice thereof shall be given by the party so terminating to the other party to this Agreement, and this Agreement shall terminate and the Merger shall be abandoned without further action by White or Orange; provided, however, that:

(a) If this Agreement is terminated and the Merger is abandoned as described in this Section 7.2, this Agreement shall become null and void and of no further force or effect, except for the obligations provided for in this Section 7.2 and Article VIII hereof, each of which shall survive any such termination of this Agreement without limitation.

(b) If Orange terminates this Agreement pursuant to Section 7.1(e), then White shall, as promptly as reasonably practicable (and in any event within three (3) Business Days following such termination), pay to Orange, by wire transfer of immediately available funds to an account or accounts designated in writing by Orange, an amount equal to $450 million (the “Termination Fee”).

(c) In the event that (A) following the execution and delivery of this Agreement and prior to the termination of this Agreement at the Long Stop Date or pursuant to Section 7.1(c) or Section 7.1(f), an Acquisition Proposal shall have been publicly announced, publicly proposed, or any Person has publicly indicated its intention to make an Acquisition Proposal, (B) this Agreement is validly terminated at the Long Stop Date or pursuant to Section 7.1(c) or Section 7.1(f) or pursuant to Section 7.1(a) as a result of a termination of the Master Agreement pursuant to clause 13.1(a), 13.1(b) or 13.2(b) thereof, (C) at the time of the termination of this Agreement at the Long Stop Date or pursuant to Section 7.1(c) or Section 7.1(f) or pursuant to Section 7.1(a) as a result of a termination of the Master Agreement pursuant to clause 13.1(a), 13.1(b) or 13.2(b) thereof, neither Orange nor MergeCo is in breach of any of its material obligations under or in connection with this Agreement in any material respect and none of the Parties other than White is in breach of any of their material obligations under or in connection with the Master Agreement, and (D) within eighteen (18) months following the termination of this Agreement at the Long Stop Date or pursuant to Section 7.1(c) or Section 7.1(f) or pursuant to Section 7.1(a) as a result of a termination of the Master Agreement pursuant to clause 13.1(a), 13.1(b) or 13.2(b) thereof, an Acquisition Proposal is consummated or a definitive agreement is entered into with respect to an Acquisition Proposal that is subsequently consummated, then White shall pay to Orange the Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by Orange, not later than concurrently with the consummation of the transaction contemplated by such Acquisition Proposal. For purposes of this provision, each reference to “25%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%.”

(d) White acknowledges that the agreements contained in Section 7.2(b) and Section 7.2(c) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Orange and MergeCo would not enter into this Agreement. Accordingly, if White fails promptly to pay any amount due to Orange pursuant to Section 7.2(b) or Section 7.2(c), then White shall also pay any costs and expenses incurred by Orange, Red or Olive in connection with a legal action to enforce this Agreement that results in a final judgment against White for such amount.

(e) In the event that Orange shall receive the Termination Fee in accordance with Section 7.2(b) or Section 7.2(c), the receipt of such fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Orange, US HoldCo, MergeCo, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of Orange, MergeCo, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any other claim, action or proceeding against White or any of its Affiliates arising out of this Agreement, any of the transactions contemplated hereby or any matters forming the basis for such termination.

(f) Notwithstanding anything herein to the contrary, any termination of this Agreement shall not be deemed to release and shall not relieve any party hereto from any liability for any fraud occurring on or prior to such termination.

(g) It is understood and agreed any Termination Fee payable to Orange by White shall be paid to Orange’s designees as set forth in the Master Agreement.

ARTICLE VIII

MISCELLANEOUS

8.1 Survival After Closing. The covenants contained in Section 5.4 and this Article VIII shall survive the Closing until the time period set forth therein. Without prejudice to the terms of any other Transaction Document, all of the other representations, warranties, covenants and agreements of the Parties contained in this Agreement shall not survive beyond the Effective Time and there shall be no liability in respect thereof, whether such liability has accrued prior to or after the Effective Time, on the part of any Party, its Affiliates or any of their respective partners, members, officers, directors, agents or Representatives, except for those covenants and agreements that by their terms apply or are to be performed in whole or in part after the Effective Time.

8.2 Fees and Expenses. Except as otherwise provided herein or in the Master Agreement, whether or not the Merger is consummated, Orange shall pay (or cause to be paid) all fees and expenses incurred by it or on its behalf or by or on behalf of any of its Subsidiaries, and White shall pay (or cause to be paid) all fees and expenses incurred by it or on its behalf or by or on behalf of any of its Subsidiaries; provided that from and after the Effective Time such obligations of White shall become an obligation of MergeCo.

8.3 Interest. Any payment required to be paid pursuant to this Agreement that is not paid by the 30th day after such payment is due shall accrue interest from and including such 30th day after the due date to and including the date of payment at the rate of one-month LIBOR plus 25 basis points per annum.

8.4 Notices. All notices, requests, claims, demands and other communications hereunder required to be delivered in writing shall be deemed given if delivered personally, telecopied (receipt confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to White (before the Effective Time), to:

Coca-Cola Enterprises, Inc.

2500 Windy Ridge Parkway

Atlanta, GA 30339

Fax: (770) 989-3784

Attention: John Parker

with a copy, which shall not constitute notice, to:

Cahill Gordon & Reindel LLP
80 Pine Street
New York, NY 10005
Fax: (212) 269-5420
Attention:	Helene Banks
John Schuster

If to Orange, US HoldCo, MergeCo or the Surviving Company, to:

Spark Orange Limited

20-22 Bedford Row

London, WC1R 4JS

United Kingdom

and with a copy, which shall not constitute notice, to:

Allen & Overy LLP
1221 Avenue of the Americas
New York, NY 10020
Fax: (212) 610-6399
Attention:	Eric S. Shube
Edward Barnett

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
Fax: (212) 225-3999
Attention:	Matthew P. Salerno
Simon Jay

8.5 Entire Agreement; Modification.

(a) The agreement of the parties, which consists of this Agreement and the exhibits schedules and other documents referred to herein which form a part hereof, sets forth the entire agreement and understanding between the parties and supersedes any prior agreement or understanding, written or oral, relating to the subject matter of this Agreement.

(b) Subject to compliance with Applicable Law, this Agreement may be modified and/or amended with respect to any provision contained herein at any time by written action of White and Orange at any time before or after receipt of the Required White Vote; provided, however, that after the receipt of the Required White Vote there may not be, without further approval of the White Stockholders, any amendment of this Agreement or other material terms of the transactions that changes the amount or form of Merger Consideration or that, by Applicable Law, requires the further approval of the White Stockholders.

8.6 Waiver.

(a) No variation of this Agreement shall be effective unless made in writing, expressed to be a variation of this Agreement and signed by or on behalf of all of the Parties, except that following receipt of the Required White Vote, there shall be no variations of this Agreement that, under Applicable Law, would require further approval by the White Stockholders without such further approval.

(b) No failure or delay by a Party in exercising any right, power or remedy provided by Applicable Law or under this Agreement shall operate as a waiver of that right, power or remedy or of some other right, power or remedy nor shall any partial exercise thereof preclude any further exercise of the same or of some other right, power or remedy. The rights and remedies provided under this Agreement are cumulative and are not exclusive of any rights and remedies provided by Applicable Law or otherwise.

(c) Any waiver of any right, power or remedy under this Agreement shall be in writing executed by the relevant Party and may be given subject to such conditions as the grantor may in its absolute discretion decide. Any such waiver (unless otherwise specified) shall only be a waiver in the particular instance and for the particular purpose for which it was given.

8.7 Assignment; Binding Effect; Severability.

(a) No Party shall (nor shall it purport to) assign, transfer, charge, put in trust or otherwise deal with the benefit of all or any of its rights or interests under this Agreement, nor subcontract or otherwise deal with all or any of its obligations under this Agreement, provided that Orange, US HoldCo or MergeCo may assign its rights hereunder to one or more of its wholly owned Subsidiaries, provided further that no such assignment shall relieve Orange, US HoldCo or MergeCo of its obligations under this Agreement.

(b) If any provision is held to be invalid or unenforceable in any respect, but would be valid and enforceable if deleted in part or reduced in application, such provision shall apply with such deletion or modification as may be necessary to make it valid and enforceable as long as the fundamental relations between the Parties and the economic and legal substance of the transactions contemplated hereby and by the Master Agreement are not materially altered in a manner adverse to any Party.

(c) Each of the provisions of this Agreement is severable. Without prejudice to the foregoing or Section 8.7(b), if any provision is held to be invalid or unenforceable, such provision shall to that extent be deemed not to form part of this Agreement, but the validity and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired as long as the fundamental relations between the Parties and the economic or legal substance of the transactions contemplated hereby and by the Master Agreement are not materially altered in a manner adverse to any Party.

8.8 Specific Performance. The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, will cause irreparable injury to the other parties, for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction as provided in Section 8.10 to compel performance of such party’s obligations and to the granting by any such court of the remedy of specific performance of its obligations hereunder without proof of actual damages and without any requirement for the securing or posting of any bond. Such remedy shall not be deemed to be the exclusive remedy for a party’s breach of its obligations but shall be in addition to all other remedies available at law or equity.

8.9 Governing Law. This agreement shall be governed by and construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to any conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

8.10 Consent to Jurisdiction

(a) The parties irrevocably submit to the exclusive jurisdiction of (a) the Delaware Court of Chancery, and (b) any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), for the purposes of any Proceeding arising out of this Agreement or the Merger (and each agrees that no such Proceeding relating to this Agreement or the Merger shall be brought by it except in such courts). The parties irrevocably and unconditionally waive (and agree not to plead or claim) any objection to the laying of venue of any Proceeding arising out of this Agreement or the Merger in (i) the Delaware Court of Chancery, or (ii) any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) or that any such Proceeding brought in any such court has been brought in an inconvenient forum. Each of the parties hereto also agrees that any final and non-appealable judgment against a party hereto in connection with any Proceeding shall be conclusive and binding on such party and that such award or judgment may be enforced in any court of competent jurisdiction, either within or outside of the United States. A certified or exemplified copy of such award or judgment shall be conclusive evidence of the fact and amount of such award or judgment.

(b) EACH ORANGE PARTY SHALL, WITHIN FIVE (5) DAYS HEREOF, IRREVOCABLY DESIGNATE CT CORPORATION SYSTEM (IN SUCH CAPACITY, THE “PROCESS AGENT”), WITH AN OFFICE AT CT CORPORATION SYSTEM, 1209 N. ORANGE STREET, WILMINGTON, DE 19801 AS ITS DESIGNEE, APPOINTEE AND AGENT TO RECEIVE, FOR AND ON THEIR BEHALF SERVICE OF PROCESS IN THE STATE OF DELAWARE IN ANY PROCEEDING

WITH RESPECT TO THIS AGREEMENT, AND SUCH SERVICE SHALL BE DEEMED COMPLETE UPON DELIVERY THEREOF TO THE PROCESS AGENT; PROVIDED THAT IN THE CASE OF ANY SUCH SERVICE UPON THE PROCESS AGENT, THE PARTY EFFECTING SUCH SERVICE SHALL ALSO DELIVER A COPY THEREOF TO EACH OTHER SUCH PARTY IN THE MANNER PROVIDED IN SECTION 8.4 OF THIS AGREEMENT. EACH ORANGE PARTY SHALL TAKE ALL SUCH ACTION AS MAY BE NECESSARY TO CONTINUE SAID APPOINTMENT IN FULL FORCE AND EFFECT OR TO APPOINT ANOTHER AGENT SO THAT SUCH PARTY WILL AT ALL TIMES HAVE AN AGENT FOR SERVICE OF PROCESS FOR THE ABOVE PURPOSES IN WILMINGTON, DELAWARE. NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY PARTY TO SERVE PROCESS IN ANY MANNER PERMITTED BY APPLICABLE LAW.

8.11 Waiver of Jury Trial. Each party hereby waives, and agrees to cause each of its Affiliates to waive, to the fullest extent permitted by Applicable Law, any right it may have to a trial by jury in respect of any Proceeding directly or indirectly arising out of, under or in connection with this Agreement or the Merger. Each party (a) certifies that no Representative of the other party has represented, expressly or otherwise, that such other party would not, in the event of an Proceeding, seek to enforce the foregoing waiver and (b) acknowledges that it and the other party hereto have been induced to enter into this agreement by, among other things, the mutual waivers and certifications in this Section 8.11.

8.12 Third Party Beneficiaries. No Person other than the parties hereto shall be entitled to any benefits, rights or remedies hereunder, except that Red, Olive and their respective Subsidiaries are intended third party beneficiaries of this Agreement entitled to enforce directly the rights, remedies and benefits conferred upon them by this Agreement and that the directors and officers of White are intended third party beneficiaries of Section 5.4, entitled to enforce directly the rights, remedies and benefits conferred upon them by such Section 5.4.

8.13 Counterparts. This Agreement may be executed (in original, facsimile or other electronic means) in any number of counterparts and by the Parties on different counterparts but shall not be effective until all Parties have executed at least one counterpart. Each counterpart shall be deemed an original and all counterparts shall together constitute a single agreement.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

COCA-COLA ENTERPRISES, INC.

By:	/s/ John R. Parker
	Name:	John R. Parker
	Title:	Senior Vice President, General Counsel

SPARK ORANGE LIMITED

By:	/s/ Isabela Pérez Nivela
	Name:	Isabela Pérez Nivela
	Title:	Director

ORANGE U.S. HOLDCO, LLC

By:	/s/ Isabela Pérez Nivela
	Name:	Isabela Pérez Nivela
	Title:	Authorized Signatory

ORANGE MERGECO, LLC

By:	/s/ Isabela Pérez Nivela
	Name:	Isabela Pérez Nivela
	Title:	Authorized Signatory

[Signature Page to Merger Agreement]